Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Lincoln National Corporation for the registration of debt securities, common stock, preferred stock, warrants, stock purchase contracts, depositary shares, stock purchase units, trust preferred securities and guarantees of trust preferred securities and to the incorporation by reference therein of our reports dated February 16, 2023, with respect to the consolidated financial statements and financial statement schedules of Lincoln National Corporation, and the effectiveness of internal control over financial reporting of Lincoln National Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

February 24, 2023